9 November 2001


FOR ANNOUNCEMENT TO THE MARKET

Further to the announcement on 7 November that BHP Billiton Limited and BHP Billiton Plc are to pay a half yearly dividend of US$0.065 per fully paid ordinary share on 5 December 2001 and that the rates of exchange applicable two business days before the date of announcement are used for conversion where payment is made in currencies other than USD, I advise that the actual rates of exchange to be used are as follows:

AUD / USD 	0.5080
USD / ZAR	9.4775
GBP / USD	1.4575


Yours sincerely,


Karen Wood
Company Secretary


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900